Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-126811

May 9, 2007

U.S. FEDERAL INCOME TAX CONSIDERATIONS

For iPath Exchange Traded Notes

iPath Exchange Traded Notes (ETNs) are a new investment product from Barclays Bank PLC (“Barclays”) that provide investors cost-effective, tax-efficient exposure to asset classes that have not always been easy to access. Here are answers to questions financial professionals and individuals commonly ask about the tax treatment of the iPath ETNs currently available.

The following information should not be considered tax advice. Investors are urged to consult their tax advisor with regard to their specific situation.

How are iPath ETNs treated for U.S. federal income tax purposes?

Except for iPath ETNs linked directly to a foreign currency exchange rate, all iPath ETNs should be treated for tax purposes as prepaid contracts with respect to the relevant index or other underlying benchmark, which means that investors should only recognize a capital gain or loss upon the sale, redemption or maturity of their iPath ETN.

For iPath ETNs linked directly to foreign currency exchange rates, under the Treasury Regulations applying to transactions linked to foreign currencies, it is reasonable for investors to claim the same tax treatment as all other ETNs provided they make a valid election for capital treatment as outlined in the relevant pricing supplement. Failure to do so will result in an ordinary gain or loss being recognized upon the sale, redemption or maturity of their iPath ETN.

What makes iPath ETNs a tax-efficient investment option?

iPath ETNs provide a tax-efficient means to invest. Unlike mutual funds that may be required to make taxable distributions to shareholders, the iPath ETNs currently available will not make taxable distributions. This enables investors to control the timing of taxable events related to their investment in iPath ETNs.

Is there an IRS or court ruling that governs the U.S. tax treatment of iPath ETNs?

No administrative or judicial ruling directly discusses the treatment of iPath ETNs.

Has the IRS issued a private letter ruling concerning the tax treatment of iPath ETNs?

No, iPath ETNs are similar to other securities previously offered by Barclays (and by other similar issuers) that have treated such securities for tax purposes as prepaid contracts. Barclays believes the tax treatment of iPath ETNs is consistent with the generally accepted tax treatment of this type of security.

Has Barclays obtained an opinion from counsel with respect to the possible tax treatment of the iPath ETNs?

Yes. Sullivan & Cromwell LLP, counsel to Barclays, has analyzed the iPath ETNs and the tax code, regulations, IRS rulings, and case law with respect to the U.S. federal income tax consequences of an investment in the iPath ETNs. Its opinion is included in each iPath ETN pricing supplement. The opinion of Sullivan & Cromwell LLP is in no way binding on the IRS.

Has a copy of the opinion been filed with the SEC?

Barclays has filed a copy of Sullivan & Cromwell LLP’s opinion with the SEC. This separate opinion confirms Sullivan & Cromwell LLP’s opinion in the disclosure of the iPath ETNs’ pricing supplements and can be viewed on the SEC website below.*

What is the tax treatment of securities with structures similar to iPath ETNs?

For the period beginning January 1, 2006, and ending on September 5, 2006, Barclays identified other issuers (not including Barclays), representing approximately 200 offerings for an aggregate amount of

* www.sec.gov/Archives/edgar/data/312070/000119312507106302/d6k.htm

iPATH FEDERAL INCOME TAX CONSIDERATIONS

approximately $4.6 billion of securities (i) with principal at risk, (ii) with maturities of greater than one year and (iii) which do not make any coupon payments. In each of these filings, the issuer or issuer’s counsel have generally provided tax disclosure or opinions similar to the tax opinion provided for iPath ETNs. Although there can be no assurance that the IRS will treat iPath ETNs identically to such securities, Barclays expects that iPath ETNs would be treated similarly to those securities identified in its review.

Public filings by issuers listing securities similar to iPath ETNs are available on www.sec.gov.

What are alternative possible treatments for iPath ETNs?

Alternative treatments are described in the relevant pricing supplement’s description of tax issues.

What is a prepaid contract?

A prepaid contract is a financial instrument, such as a forward contract. The owner of a prepaid contract pays an initial amount in order to receive a future contingent payment based on the value of an index or other underlying benchmark at a specified time.

For iPath ETNs linked to a foreign currency, what is the procedure for electing capital treatment?

As described in the relevant pricing supplement, investors may elect to treat the gain or loss upon the sale, redemption or maturity of

iPath ETNs linked to a foreign exchange rate as a capital gain or loss. Two steps are required.

•	Document the election in the investor’s books and records on the date that the securities are first acquired.

•	Verify the election by filing an attachment to the investor’s U.S. federal income tax return for each year the securities are held.

Both forms are available on www.iPathETN.com and in the relevant pricing supplement.

iPath ETNs are issued in the form of unsecured debt securities of Barclays Bank PLC—might they also be treated as debt for tax purposes?

The tax treatment of a security as debt or equity does not necessarily follow the form of the security. Where a security in the form of debt lacks certain essential characteristics of debt—such as guaranteed repayment of principal investment or interest accrual, and has the economic characteristics of another type of investment—the applicable U.S. tax rules generally characterize the security based on its economic terms rather than the labels applied to the security for non-tax purposes.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

Barclays Global Investors Services, a subsidiary of Barclays Global Investors, N.A. (“BGINA”), assists in the promotion of the Securities. Barclays Global Investors, N.A. and Barclays Capital Inc. (“BCI”) are affiliates of Barclays Bank PLC.

iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, uncertain principal repayment, and illiquidity. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased. An investment in iPath ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer, and on the dates on which you may redeem them, as specified in the applicable prospectus. Sales in the secondary market may result in significant losses.

iPath ETNs typically have lower investor fees than currently existing mutual funds that invest in similar markets and are available to retail investors. Buying and selling iPath ETNs will result in brokerage commissions.

BGINA and its affiliates, and BCI and its affiliates do not provide tax advice and nothing contained herein should be construed to be tax advice. Please be advised that any discussion of U.S. tax matters contained herein (including any attachments) (i) is not intended or written to be used, and cannot be used, by you for the purpose of avoiding U.S. tax-related penalties; and (ii) was written to support the promotion or marketing of the transactions or other matters addressed herein. Accordingly, you should seek advice based on your particular circumstances from an independent tax advisor.

©2007 BGINA. All rights reserved. iPath, iPath ETNs and the iPath logo are servicemarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. 4419-iP-0407 598-12SP-5/07

Not FDIC Insured • No Bank Guarantee • May Lose Value

BCY-M-012-05007